

November 10, 2020

Halden S. Shane
Chief Executive Officer
TOMI Environmental Solutions, Inc.
8430 Spires Way, Suite N
Frederick, Maryland 21701

> **Re: TOMI Environmental Solutions, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 4, 2020**
> **File No. 333-249850**

Dear Mr. Shane:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Abby Adams at (202) 551-6902 with any questions.

                     Sincerely,

                     Division of Corporation Finance
                     Office of Life Sciences

cc: Michael Hedge, Esq.